UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Unfavorable Decision in the Process on Minimum Compensation per Level and Working Regime

Rio de Janeiro, June 21, 2018 – Petróleo Brasileiro S.A. – Petrobras reports that the Full Court of the Superior Labor Court (TST) has issued unfavorable decision with 13 votes against and 12 votes in favor of the Company in a trial held today on labor suits, the purpose of which is to review the criteria for calculating the Complement to the Minimum Compensation per Level and Working Regime (Remuneração Mínima por Nível e Regime – “RMNR”).

The RMNR consists of minimum compensation amounts established in specific tables guaranteed based on the level in the salary scale, the work regime and condition, and the geographic location. This remuneration policy was created and implemented in 2007 as a result of an agreement with trade union representatives and its approval in employee assemblies, and it was only challenged three years after its implementation. The matter at dispute is whether the additional arrangements and special working conditions should be included or not in calculating the Complement of RMNR.

Petrobras understands that the RMNR respects the compensation differences of each working regime and conditions, in addition to covering additional payments defined by law, as well as those agreed upon in Collective Bargaining Agreement.

The information on lawsuits classified as probable and possible loss are presented in the financial statements (ITR) for 1Q 2018, in explanatory note 28.1 – Provisions for legal proceedings and 28.3 – Contingent liabilities, respectively, and such classifications will not be altered as a result of this decision.

Therefore, there is no immediate financial and economic impact on the company, which will await the publication of the decision rendered today to assess its entire content and adopt the applicable legal measures on behalf of its interests and the interests of its investors.

Facts deemed relevant on the subject will be timely disclosed to the market.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer